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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

XM SATELLITE RADIO HOLDINGS INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

983759-10-1

(CUSIP Number)

H. Kurt von Moltke, P.C.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

(312) 861-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983759-10-1	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 983759-10-1	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Special Equity III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 983759-10-1	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Special Advisors Fund I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 983759-10-1	13D	Page 5 of 12 Pages

1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 0.0%	☐
13.	Percent of Class Represented by Amount in Row (11)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 983759-10-1	13D	Page 6 of 12 Pages

1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 4 relates to the Schedule 13D originally filed on behalf of Madison Dearborn Capital Partners III, L.P. (“MDCP”), Madison Dearborn Special Equity III, L.P. (“MDSE”), Special Advisors Fund I, LLC (“Special Advisors”), Madison Dearborn III, L.P. (“MDP III”) and Madison Dearborn Partners, LLC (“MDP” which collectively with MDCP, MDSE, Special Advisors and MDP III are the “Reporting Persons”) with the Securities and Exchange Commission on August 18, 2000, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on April 12, 2001, Amendment No. 2 filed with the Securities and Exchange Commission on June 10, 2003 and Amendment No. 3 filed with the Securities and Exchange Commission on July 14, 2003. The text of Items 4 and 5 are hereby amended to insert information reflecting the dispositions of shares of 8.25% Series C Convertible Redeemable Preferred Stock (“Preferred Stock”) by each of MDCP and MDSE.

Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to such terms in the Schedule 13D (as previously amended). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D (as previously amended).

Item 4. Purpose of Transaction.

Item 4 is hereby amended to insert the following information:

On January 26, 2004, MDCP disposed of 20,303 shares of Preferred Stock and MDSE disposed of 451 shares of Preferred Stock in a registered offering.

On June 16, 2004, MDCP disposed of 28,611 shares of Preferred Stock and MDSE disposed of 635 shares of Preferred Stock in a private sale.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The Reporting Persons do not believe they will be deemed to be a part of a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) by virtue of the Director Designation Agreement, which currently contains certain voting agreements formerly contained in the Amended and Restated Shareholders Agreement, because on January 26, 2004, MDCP sold 20,303 shares of Preferred Stock and MDSE sold 451 shares of Preferred Stock in a registered offering, and on June 16, 2004, MDCP sold 28,611 shares of Preferred Stock and MDSE sold 635 shares of Preferred Stock in a private sale. As a result, the Reporting Persons are no longer parties to the Director Designation Agreement.

On January 26, 2004, MDCP disposed of 20,303 shares of Preferred Stock in a registered offering for aggregate proceeds of $74,662,176.96, and MDSE disposed of 451 shares of Preferred Stock in a registered offering for aggregate proceeds of $1,657,823.04. On June 16, 2004, MDCP disposed of 28,611 shares of Preferred Stock in a private sale to an unaffiliated third party for aggregate proceeds of $103,445,205.85, and MDSE disposed of 635 shares of Preferred Stock in a private sale to an unaffiliated third party for aggregate proceeds of $2,295,889.89. Except for transactions reported to the Securities and Exchange Commission on Schedule 13D, on statements under Section 16 of the Securities Exchange Act of 1934 or otherwise, the Reporting Persons have not engaged in any other transactions in the Class A Common Stock, $.01 par value (“Class A Stock”), within the past 60 days nor do they beneficially own any shares of the Issuer’s capital stock.

Except for transactions reported to the Securities and Exchange Commission on Schedule 13D, on statements under Section 16 of the Securities Exchange Act of 1934 or otherwise, to the best knowledge of the Reporting Persons, none of the executive officers or directors of any of the Reporting Persons has effected any transactions in Class A Stock within the past 60 days or beneficially owns any shares of the Issuer’s capital stock.

Page 7 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2004

MADISON DEARBORN PARTNERS, LLC

By:	//Paul J. Finnegan//
Name:	Paul J. Finnegan
Its:	President

MADISON DEARBORN PARTNERS III, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	//Paul J. Finnegan//
Name:	Paul J. Finnegan
Its:	President

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By:	Madison Dearborn Partners III, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	//Paul J. Finnegan//
Name:	Paul J. Finnegan
Its:	President

Page 8 of 11 Pages

MADISON DEARBORN SPECIAL EQUITY III, L.P.

By:	Madison Dearborn Partners III, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	//Paul J. Finnegan//
Name:	Paul J. Finnegan
Its:	President

SPECIAL ADVISORS FUND I, LLC

By:	Madison Dearborn Partners III, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	//Paul J. Finnegan//
Name:	Paul J. Finnegan
Its:	President

Page 9 of 11 Pages

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: June 24, 2004

MADISON DEARBORN PARTNERS, LLC

By:	//Paul J. Finnegan//
Name:	Paul J. Finnegan
Its:	President

MADISON DEARBORN PARTNERS III, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	//Paul J. Finnegan//
Name:	Paul J. Finnegan
Its:	President

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By:	Madison Dearborn Partners III, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	//Paul J. Finnegan//
Name:	Paul J. Finnegan
Its:	President

Page 10 of 11 Pages

MADISON DEARBORN SPECIAL EQUITY III, L.P.

By:	Madison Dearborn Partners III, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	//Paul J. Finnegan//
Name:	Paul J. Finnegan
Its:	President

SPECIAL ADVISORS FUND I, LLC

By:	Madison Dearborn Partners III, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	//Paul J. Finnegan//
Name:	Paul J. Finnegan
Its:	President

Page 11 of 11 Pages